UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

DIVERSIFIED OPPORTUNITIES, INC.
(Name of Small Business Issuer in Its Charter)

000-23446

(Commission File Number)

Delaware	94-3008888
(State or other jurisdiction of Incorporation of organization)	(IRS Employer Identification Number)

2280 Lincoln Avenue, Suite 200 San Jose, California 95125
(Address of Principal Executive Offices)

(408) 265-6233
(Issuer's Telephone Number, Including Area Code)

DIVERSIFIED OPPORTUNITIES, INC.

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

DIVERSIFIED OPPORTUNITIES, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY DIVERSIFIED OPPORTUNITIES, INC.'S STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being furnished to the holders of record on May 20, 2011, of the outstanding shares of common stock, $.0001 par value ("Common Stock"), of Diversified Opportunities, Inc., a Delaware corporation (the "Company"), in connection with the right of Sugarmade, Inc., a California corporation ("Sugarmade"), to designate a majority of the members of the Board of Directors of the Company, pursuant to the terms of an Exchange Agreement, dated April 23, 2011 (the "Exchange Agreement"), by and among the Company, Sugarmade and certain stockholders of Sugarmade.  This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's stockholders.  Additional information regarding the Exchange Agreement and share exchange transaction with Sugarmade which was consummated on May 9, 2011 (the “Closing”) may be obtained in the Form 8-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 13, 2011, and which is available at www.sec.gov.

The Exchange Agreement provides that the Company will take all necessary action to appoint the individuals designated by Sugarmade to serve as the directors of the Company, such appointments to be effective no less than 10 days following the filing of this Information Statement with the SEC and its mailing to the Company's holders of record.  The Exchange Agreement also provided that Kevin Russeth, the Company’s sole director before the Closing, will resign 10 days following the filing of this Information Statement with the SEC and its mailing to the Company's holders of record so as to enable the Sugarmade designees to be appointed to the Board of Directors.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder.

Change in Control Transaction

The Closing of the Exchange Agreement and the transactions described in the Exchange Agreement occurred on May 9, 2011.  The issuance of the Common Stock to the Sugarmade Stockholders was intended to be exempt from registration under the Securities Act pursuant to Section 4(2) thereof.

The consummation of the Exchange Agreement and the execution and delivery of the Exchange Agreement was approved by the Company's Board of Directors on April 26, 2011.

In connection with the Exchange Agreement, there was a change of control.  Prior to the Closing, the Company had 9,199,192 shares of Common Stock outstanding, of which 8,762,500  shares were cancelled or redeemed by the Company pursuant to the terms of a Share Cancellation Agreement with the Company’s former three principal stockholders.  Following the Closing, the Company had approximately 9,300,800 shares of common stock issued and outstanding. After the Closing, the former Sugarmade Stockholders own approximately 95.3% of the issued and outstanding shares of the Company's Common Stock, and the stockholders of the Company immediately prior to Closing (the "Existing Stockholders") own approximately 4.7% of the shares of the Company's issued and outstanding Common Stock.

Voting Securities

The Company's Common Stock is the only class of equity security that is currently outstanding and entitled to vote at a meeting of the Company's stockholders.  Each share of Common Stock entitles the holder thereof to one (1) vote.  As of May 20, 2011, there were 9,680,800 shares of the Company's Common Stock outstanding.

The Company's Current Board of Directors and Executive Officer

The Company’s organizational documents provide that the number of directors shall be as determined by a majority of the directors then in office.  We currently have two directors, Kevin Russeth and Scott Lantz.   Mr. Lantz is the chairman of our board of directors also serves as our chief executive officer. Our board of directors does not have a lead independent director. Our board of directors has determined that its leadership structure is appropriate and effective. Our board of directors believes that having a single individual serve as both chairman and chief executive officer provides leadership, accountability and promotes transparency among directors and company management.  The chairman of our board of directors is also actively involved in the management of the Company, which includes having an active role in risk oversight of the Company and its operations.

The Company's directors are elected at the annual meeting of stockholders or by unanimous written consent of the stockholders, and each director holds office until his successor is appointed or he resigns, unless sooner removed.  During the fiscal year ended June 30, 2010, the Company only had one director; the Board of Directors did not have any meetings, but completed Board actions by written consent of the Board of Directors.  The Company encourages all Board members to attend the Company's annual meeting of stockholders.  The Company did not hold an annual meeting of stockholders during the last fiscal year.

The Company had not paid any executive cash compensation prior to the Closing of the Exchange Agreement.  Prior to the Closing of the Exchange Agreement, because of the lack of board compensation and the Company's restricted capital position, it has had limited opportunity to attract and retain outside directors.  Accordingly, the Company currently has no standing audit, compensation or nominating committees of the Board of Directors.  The Company anticipates that it will establish audit, compensation and nominating committees within the next 90 days.

The following sets forth certain information concerning the Company's current directors and executive officers and their relevant experience and background.

Name	Age	Position(s)
Scott Lantz	36	Chief Executive Officer, Principal Financial Officer, Secretary and Director
Kevin Russeth	50	Director

Scott Lantz. Mr. Lantz has served as the Chief Executive Officer, Chief Financial Officer and a director of the Company since May 9, 2011.  Mr. Lantz has served as the Chief Executive Officer, Chairman of the Board and a Director of Sugarmade since December 2009 and was a co-founder of Sugarmade in 2009. From November 2002 to February 2009, Mr. Lantz was employed by The Margarita King, a privately held consumer packaged goods company, during which time he served as its Chief Operating Officer and its Vice President of Sales.

Kevin Russeth.  Mr. Kevin Russeth was the Company’s Chief Executive Officer, President, Chief Financial Officer and Secretary from May 2008 until the Closing of the Exchange Agreement on May 9, 2011, and has been a director since May 2008. He is currently a partner with Rancho Santa Fe Partners a boutique investment advisory firm based in San Diego, California.  Mr. Russeth was previously the Managing Director of QRSciences Holdings Limited, a public company headquartered in Melbourne, Australia from March 2002 until February 2010. He was the Chief Executive Officer and Executive Director of QRSciences Holdings Limited’s subsidiary, QRSciences Pty Ltd from June 2002 until February 2010 and President of QRSciences Corp from March 2004 until February 2010. Mr. Russeth was a director of Spectrum SDI from February 2006 until its sale to Science Applications International Corporation in December 2009. Mr. Russeth acted as Executive Chairman and Chief Executive Officer of QRSciences Holdings Limited from June 2002 until December 2007. Prior to his tenure at QRSciences, Mr. Russeth spent several years in the financial services industry in a variety of rolls with E. F. Hutton, Shearson Lehman and Merrill Lynch. Mr. Russeth started his career as a Systems Engineer with Electronic Data Systems graduating from their SED program in 1984. Mr. Russeth holds a Bachelor of Arts degree in Business Administration from Gustavus Adolphus College.

Neither Mr. Lantz nor Mr. Russeth is considered independent under the definition of independence used by any national securities exchange or any inter-dealer quotation system.

Director and Officer Compensation

During the fiscal year ended June 30, 2010 and through the date of the Closing of the Exchange Agreement on May 9, 2011, the Company's sole officer and director was not paid any compensation.  Going forward, the determination of the level of compensation to the Company's officers and directors will be made from time to time by the Company's Board of Directors or a compensation committee of the Board of Directors.  The Company's officers and directors are reimbursed for any out-of-pocket expenses incurred on the Company's behalf.

Sugarmade Designees

Under the terms of the Exchange Agreement, Kevin Russeth resigned as an officer of the Company, and has agreed to resign from the Board effective on the date that is ten days following the date that we file this Schedule 14F-1 and mail it to our registered stockholders.  The resignation of Mr. Russeth as a director and officer was a condition of the Closing of the Exchange Agreement and not due to any disagreement with the Company.

As provided in the Exchange Agreement, each of Mr. Scott Lantz, Clifton Kuok Wai Leung, Sandy Salzberg, C. James Jensen and Ed Roffman has been appointed to our Board of Directors. The appointment of Mr. Lantz was effective on the date of the Closing of the Exchange Agreement, while the appointments of each of Messrs Leung, Salzberg, Jensen and Roffman will become effective on the date that is ten days following the date that we file this Schedule 14F-1 and mail it to our registered stockholders.

Messrs. Lantz, Leung, Salzberg, Jensen and Roffman each beneficially own the equity securities or rights to acquire any such securities of the Company as provided below, and none such person has been involved in the transactions with the Company or any of its directors, executive officers or affiliates that is to be disclosed pursuant to the rules and regulations of the SEC other than with respect to the transactions between Sugarmade and the Company described below.  There are no familial relationships between Messrs. Lantz, Leung, Salzberg, Jensen and Roffman and any director or executive officer of the Company.

The following sets forth certain information concerning the Sugarmade designees' background and experience:

Name

Age

Position

Clifton Kuok Wai Leung

31

Incoming Director

Sandy Salzberg

51

Incoming Director

C. James Jensen

70

Incoming Director

Ed Roffman

61

Incoming Director

Clifton Kuok Wai Leung. Mr. Leung has served as a member of Sugarmade’s Board of Directors since October 2009 and is also the Chief Executive Officer and 100% owner of SCPC.

Sandy Salzberg. Mr. Salzberg has served as a member of Sugarmade’s Board of Directors since August 2010. Since 2001, Mr. Salzberg is the President of Shasta Beverages Inc., a subsidiary of National Beverage Corporation. Prior to that, from 1988 to 1991 Mr. Salzberg served as Area Vice President with PepsiCo’s Frito-Lay Snack division.

C. James Jensen. Mr. Jensen was appointed to Sugarmade’s Board of Directors on April 2011. Mr. Jensen is the co-founder and managing partner of Mara Gateway Associates, L.P, a privately owned real estate investment company. Additionally, Mr. Jensen is the co-managing partner of Stronghurst, LLC., an advisory and financial services firm. Mr. Jensen has previously served as the Chairman and Chief Executive Officer of Thousand Trails, Inc., an industry leader of private campground resorts; President of Grantree Furniture Rental Corporation, a privately held furniture rental company, and Senior Vice President and Chief Operating Officer of Great Books of the Western World. During the past 5 years, Mr. Jensen has served on the board of Health Benefits Inc. and as Chairman of the Board for Thousand Trails, Inc.

Ed Roffman. Mr. Roffman was appointed to Sugarmade’s Board of Directors in April 2011. Mr. Roffman, has been the Chief Financial Officer for Public Media Works, Inc. since October 2010. Mr. Roffman has also been an independent business consultant since April 2006. Mr. Roffman currently serves on the board and is chairman of the audit committee of Westinghouse Solar (formerly Akeena Solar), a designer and distributor of solar modules. During the past five years Mr. Roffman has also served on the Boards and audit committees of Silverstar Holdings and Adex Media.

Certain Relationships and Related-Party Transactions

Related party transactions are reviewed and approved by a disinterested majority of our board of directors, or as otherwise provided under Delaware law.  We do not have any other special committee, policy or procedure related to the review, approval or ratification of related party transactions.

The following includes a summary of any transaction occurring since January 1, 2010, or any proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds $120,000, and in which any related person had or will have a direct or indirect material interest (other than executive compensation). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions.

On April 27, 2011, we issued a total of 2,484,299 and 800,000 shares of common stock to Scott Lantz, Sugarmade’s Chief Executive Officer and Clifton Leung, a member of its Board of Directors, respectively, in exchange for nominal cash consideration.

On May 9, 2011 we completed a Share Cancellation Agreement with Kevin Russeth, Steven Davis and Jonathan Shultz. At the time of the Share Cancellation Agreement, Mr. Russeth was our sole director and was our Chief Executive Officer and Chief Financial Officer. In addition, each of Messrs. Russeth, Davis and Shultz were stockholders of our Company holding in excess of 10% of our outstanding common stock. Under the terms of the Share Cancellation Agreement, Messrs. Russeth, Davis and Shultz cancelled 8,500,000 shares of our common stock held by them in exchange for Sugarmade-CA's agreement to consummate the transactions contemplated by the Exchange Agreement and 200,000 warrants to purchase shares of our common stock. The warrants are three year warrants to purchase common stock at a price of $1.25 per share. Also under the terms of the Share Cancellation Agreement, Messrs. Russeth and Shultz agreed to redeem an aggregate of 262,500 shares of our outstanding common stock in exchange for cash payments aggregating to $210,000.

In 2010, Sugarmade loaned money to Ethan Farid Jinian in exchange for a note payable secured by shares of stock in our Company. At the time of the loan, Mr. Jinian was a former director and executive officer of Sugarmade and was a 5% stockholder. The loans bore interest at a rate of 14 percent per annum. The largest amount outstanding under the loan was $163,000. Mr.

Jinian repaid the loan in its entirety through the tender to Sugarmade of 59,962 shares of common stock for cancellation.

Effective January 1, 2011, Sugarmade entered into an Exclusive License and Supply Agreement (“LSA”) with Sugar Cane Paper Company (“SCPC”), a company located in the People’s Republic of China. SCPC is a manufacturer and a holder of intellectual property rights and patents in the area of developing and manufacturing paper from non-wood sources. Under the LSA, we hold the exclusive right to market, distribute and manufacture SCPC’s proprietary products in Europe, North, Central and South America, Australia and in other designated territories in the world. We also obtained the rights (within the designated territories) to the Sugarmade brand name and trademarks. We are dependent on SCPC to supply us with paper products and our costs of goods sold, exclusive of freight and transportation costs and inventory obsolescence are generally comprised of payments to SCPC for our products. Clifton Leung, a director and 10% stockholder in our Company is the Chief Executive Officer and 100% owner of SCPC.

Beneficial Ownership of the Company's Common Stock

The following table sets forth, as of May 9, 2011, information with respect to the securities holdings of (i) our officers and directors, (ii) director candidates and (iii) all persons (currently none) which, pursuant to filings with the SEC and our stock transfer records, we have reason to believe may be deemed the beneficial owner of more than five percent (5%) of the Common Stock. The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations promulgated under the Exchange Act and, accordingly, may include securities owned by or for, among others, the spouse and/or minor children of an individual and any other relative who resides in the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or which each person has the right to acquire within 60 days through the exercise of options or otherwise. Beneficial ownership may be disclaimed as to certain of the securities. This table has been prepared based on the number of shares outstanding totaling 9,300,800, adjusted individually as shown below.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percentage of Class Beneficially Owned (6)
Officers and Directors
Scott Lantz	2,859,229	30.7%
Clifton Kuok Wai Leung	1,000,000	10.8%
Sandy Salzberg (2)	230,555	2.4%
C. James Jensen (3)	305,555	3.2%
Ed Roffman (4)	105,555	1.1%
Kevin Russeth (5)	179,900	1.9%
All directors, director candidates and executive officers as a group (6 persons)	4,680,794	50.1%

(1)

Unless otherwise noted, the address is c/o Sugarmade, Inc., 2280 Lincoln Avenue, Suite 200, San Jose CA 95125.

(2)

Mr. Salzberg’s beneficial ownership is calculated as 100,000 shares of common stock owned outright; vested warrants to purchase up to 100,000 shares of common stock and options to purchase up to 30,555 share of common stock that will be vested prior to July 8, 2011.

(3)

Mr. Jensen’s beneficial ownership is calculated as 100,000 shares of common stock owned outright; vested warrants to purchase up to 100,000 shares of common stock, 100,000 shares granted to him under a consulting agreement (subject to repurchase on a diminishing basis over two years) and options to purchase up to 5,555 shares of common stock that will be vested prior to July 8, 2011.

(4)

Mr. Roffman’s beneficial ownership is calculated as 100,000 shares granted to him under a consulting agreement (subject to repurchase on a diminishing basis over three years) and options to purchase up to 5,555 shares of common stock that will be vested prior to July 8, 2011.

(5)

Mr. Russeth’s beneficial ownership is calculated as 50,000 restricted shares remaining to him subsequent to the April 23, 2011 Share Cancellation Agreement with our Company, 29,900 free-trading shares and warrants to purchase up to 100,000 shares of common stock received in connection with the Share Cancellation Agreement.

(6)

Percentage of class beneficially owned is calculated by dividing the amount and nature of beneficial ownership by the total shares of common stock outstanding plus the shares subject to warrants and options through July 8, 2011 held by the individual. No amounts have been subtracted for shares of common stock granted that are subject to repurchase.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that the Company's officers, directors and persons owning greater than ten percent (10%) of the Common Stock (collectively, "Reporting Persons") to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of Common Stock.  Such Reporting Persons are also required by applicable SEC rules to furnish to the Company copies of all forms filed with the SEC pursuant to Section 16(a) of the Exchange Act.  To the Company’s knowledge, based solely on review of the copies of such reports furnished to the Company, all Section 16(a) filing requirements applicable to its insiders were complied with during the fiscal year ended June 30, 2010.

Stockholder Communications

Stockholders may communicate with any of the Company's directors, by submitting written correspondence to the Company's executive offices as follows:

Board of Directors

Sugarmade, Inc.

2280 Lincoln Avenue, Suite 200

San Jose, California 95125

Signatures

Pursuant to the requirements of the Exchange Act, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Diversified Opportunities, Inc.

/s/ Scott Lantz__________
Scott Lantz, Chief Executive Officer

Dated: May 20, 2011

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